Exhibit 23.1


                        [ARTHUR ANDERSEN LLP LETTERHEAD]

                   Consent of Independent Public Accountants

Dear Sirs:

As independent public accountants, we hereby consent to the use of our report in and incorporation by reference in this registration statement of our report dated June 10, 1998 to the stockholders on the consolidated balance sheets of Smithfield Foods, Inc. as of May 3, 1998, and April 27, 1997 and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended May 3, 1998 and to all references to our Firm included in this registration statement.

We also consent to the inclusion in this registration statement of our report dated September 23, 1998, to the stockholders on the balance sheet of Smithfield Canada Limited.

Richmond, Virginia                                     /s/ Arthur Andersen LLP
September 23, 1998